

June 7, 2011

VIA U.S. MAIL

Helaine Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, NY 10005

> **Re:** **Deutsche Mortgage & Asset Receiving Corporation**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed June 3, 2011**
> **File No. 333-172143**

Dear Ms. Kaplan:

We have received your response to our comment letter dated May 20, 2011 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Supplement

Risk Factors, page 31

Commercial Lending Is Dependent Upon Net Operating Income, page 34

1. We note the bracketed disclosure in the fourth full paragraph of this risk factor. Please add bracketed disclosure to the Summary of the Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage properties in the asset pool that are recently constructed or recently acquired properties that have no prior operating history or do not have any historical financial information and mortgage properties that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 504-6666
        Anna H. Glick, Esq.
        Cadwalader, Wickersham & Taft LLP